November 1, 2006

Room 4561

Mr. Van B. Honeycutt, Chairman
  and Chief Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

> **Re: Computer Sciences Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **File No. 001-04850**

Dear Mr. Honeycutt:

We have reviewed your response to our comment letter dated August 2, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

Quarterly Financial Information (Unaudited), page 79

1. We have read your response to prior comment number 7 and it is unclear to us why you believe that your presentation complies with Item 3.02(a). In this regard, please explain to us why, at a minimum, you do not include costs of services within this presentation. Refer to the discussion in SAB Topic 6.G and, in particular, Question 3.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief